Exhibit 21.1

Subsidiaries of St. Bernard Software, Inc.

Jurisdiction	Name of Subsidiary
England	St. Bernard Software U.K. Ltd.

Australia	St. Bernard Software Australia PTY. Limited

North America	St. Bernard Merger Subsidiary